Vadim Avdeychik
(212)318-6054
vadimavdeychik@paulhastings.com

September 27, 2016

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC   20549

Re:                             Brookfield Real Assets Income Fund Inc. (the “Registrant”)

File No.:  811-23157

Dear Ms. Dubey:

This letter responds to your comments communicated to the undersigned with respect to the Registration Statement on Form N-2 of the Registrant, which was filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2016 (SEC Accession No. 0001104659-16-138663) (the “Registration Statement”).

The Registrant’s responses to your comments are reflected below.  We have restated the substance of your comments for ease of reference.  Capitalized terms shall have the same meanings as in the Registration Statement, unless otherwise indicated.

Comment 1: Please confirm that the expense ratios outlined in the Comparative Fee Table have not materially changed.

Response: Confirmed.

Comment 2: Please include a seed capital balance sheet in the amended Form N-2 filing.

Response: The Registrant respectfully submits that a seed capital balance sheet will be included in the amended filing.

Comment 3: Please incorporate by reference the Semi-Annual Report, dated March 31, 2016, for each of Brookfield Total Return Fund Inc. and Brookfield High Income Fund Inc. Please also incorporate by reference the Annual Report, dated June 30, 2016, for Brookfield Mortgage Opportunity Income Fund Inc.

Response: The Registrant respectfully submits that each of the abovementioned Reports will be incorporated by reference in the amended Form N-2 filing.

Comment 4: Please confirm that the reference to Securities Act of 1933 has been removed from the signatures page.

Response: Confirmed.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above.  Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik
for PAUL HASTINGS LLP
cc: Michael R. Rosella

Brookfield Real Assets Income Fund Inc.

Brookfield Place, 250 Vesey Street

New York, New York 10281-1023

September 27, 2016

VIA EDGAR

Anu Dubey, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Re:                             Brookfield Real Assets Income Fund Inc. (the “Registrant”)

File No.: 811-23157

Dear Ms. Dubey:

In connection with your review of the Registration Statement on Form N-2 of the Registrant, which was filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2016 (SEC Accession No. 0001104659-16-138663), for the purpose of reorganizing each of Brookfield Mortgage Opportunity Income Fund Inc., Brookfield Total Return Fund Inc., and Brookfield High Income Fund Inc. into Brookfield Real Assets Income Fund Inc., the Registrant acknowledges that:

1.             In connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Registrant and its management are solely responsible for the content of such disclosure;

2.             The staff’s comments, and changes in disclosure in response to the staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.             The Registrant represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

Sincerely,

/s/ Brian F. Hurley

Brian F. Hurley
President